C21 Investments Announces Settlement of Phantom Earn-Out Share Obligation

VANCOUVER, February 1, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the closing of the settlement of its obligation to issue common shares of C21 (the "Phantom Earn-Out Shares") to certain individuals (the "Vendors") pursuant to the purchase agreement (the "Phantom Purchase Agreement") governing the acquisition of Phantom Farms (see news release dated February 4, 2019) (the "Settlement Transaction").

Pursuant to the Phantom Purchase Agreement, a portion of the purchase price payable to the Vendors by C21 in connection with the acquisition of Phantom Farms in February 2019 was to be paid by the issuance of the Phantom Earn-Out Shares, the delivery of which was dependent upon certain triggers, including various price targets as well as any change of control, with up to 4.5 million Phantom Earn-Out Shares deliverable to the Vendors pursuant to the Purchase Agreement.

As previously announced by the Company on November 18, 2021, the Company entered into an agreement (the "Settlement Agreement") dated November 18, 2021, pursuant to which the Vendors, who were entitled to receive up to 4.5 million Phantom Earn-Out Shares pursuant to the Phantom Purchase Agreement, agreed to collectively receive 1.3 million common share of C21 (the "Settlement Shares") in exchange for termination of their entitlement to receive the Phantom Earn-Out Shares.

The Settlement Transaction closed on January 24, 2022 with 1.3 million Settlement Shares issued to the Vendors. The Settlement Shares are subject to a four month hold period expiring on May 25, 2022.

As of today, C21 has 120,047,814 outstanding shares and 129,695,907 on a fully diluted basis (see Q3 MD&A cap table).

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.